Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,	Fiscal Year Ended December 31,
	2018	2017	2016	2015	2014	2013	2012	2011
Consolidated ratio of earnings to fixed charges	5.7 : 1	6.8 : 1	10.2 : 1	6.7 : 1	6.2 : 1	6.8 : 1	7.2 : 1	13.4 : 1

	Three Months Ended March 31,	Fiscal Year Ended December 31,
	2018	2017	2016	2015	2014	2013	2012	2011
		(dollars in millions)
Net income attributable to Genpact Limited shareholders	64.7	263.1	269.7	239.8	192.0	229.7	178.2	184.3
Add :
Net income (loss) attributable to noncontrolling interest	(0.8)	(2.3)	(2.1)
Income tax expense	12.1	59.7	62.1	61.9	57.4	71.1	78.4	70.7
Less: Interest on FIN 48 liabilities	(0.3)	0.2	0.2	(1.2)	(0.0)	0.1	(0.9)	(0.5)
Fixed Charges	16.1	54.9	35.8	53.2	47.7	52.0	41.2	20.6

Earnings	91.8	375.8	365.6	353.8	297.1	352.8	297.0	275.0

Fixed Charges
Interest expense	11.5	39.9	23.4	39.9	33.8	38.9	28.1	9.2
Estimate of interest as a component of rental expense	4.3	15.3	12.6	12.1	13.8	13.1	12.2	10.8
Interest on FIN 48 liabilities	0.3	(0.2)	(0.2)	1.2	0.0	(0.1)	0.9	0.5

Fixed Charges	16.1	54.9	35.8	53.2	47.7	52.0	41.2	20.6

Rent Expense	16.9	59.5	50.8	50.3	57.2	55.4	49.9	44.6
FX expense included in rent expense	(0.3)	(1.5)	0.6	2.0	1.8	2.9	1.1	1.2

Net Rent Expense	17.2	61.0	50.2	48.3	55.4	52.6	48.8	43.4

Allocation ratio	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25